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FOR IMMEDIATE RELEASE                  CONTACT:   Mark Maddocks
                                        Vice-President, Finance
                                      Telephone: (609) 799-0071


                  DATARAM REPORTS RECORD EARNINGS

     PRINCETON, NJ, August 6, 1998 -- Dataram Corporation (Amex: DTM) more than doubled net earnings for the first quarter of fiscal 1999, Robert V. Tarantino, president and chief executive officer, announced today. Tarantino attributed the strong performance to a favorable high-end product mix, a broadened customer base and ongoing customer acceptance of new products.

     For the first quarter ended July 31, 1998, net earnings rose 112 percent to $1,417,000, or $.46 per share versus
$669,000, or $.21 per share for last year's comparable quarter.
Revenues totaled $17.8 million versus $18.1 million in the prior period.

     Tarantino said Dataram is continuing to benefit from investments which have enhanced the Company's operating infrastructure during the past year and from its focus on gigabyte memory upgrades for workstations and network servers.

     "Our sales/distribution network, which consist of distributors, independent resellers and Dataram's in house sales professionals, is increasing the number of corporate customers utilizing our memory upgrades to enhance computer performance in business, engineering and Internet applications," Tarantino stated. "Capitalizing on

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Dataram Earnings Release - Page 2


our three decades plus of memory experience, we have maintained our first to market advantage with leading edge, high-capacity products which command favorable margins."

     The Company is continuing to invest in its automated production facility, adding state-of-the-art equipment as necessary to maintain our ability to cost effectively produce today's more complex memory products. "Business remains strong, " Tarantino declared. "We have recently entered into sales agreements with several substantial business partners and intend to continue to aggressively expand our customer base. Our license agreements with Sun Microsystems, Inc. and Silicon Graphics, Inc. will continue to generate increased demand for our products in these markets."

     In assessing the markets in which the Company operates and its strong position in these markets, we are confident of successful financial performance in fiscal 1999.

     Dataram Corporation is a leading provider of gigabyte memory upgrades for workstations and network servers and specializes in the manufacture of large-capacity memory boards for Compaq, Digital, Hewlett-Packard, IBM, Silicon Graphics and
Sun Microsystems computers.



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Dataram Earnings Release - Page 3


Safe Harbor Statement

     The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems for workstations and servers, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission which can be reviewed at http://www.sec.gov.


              Dataram Corporation and Subsidiary
               Consolidated Summary Information
            (In thousands except per share amounts)
                          (Unaudited)

                                     Quarter Ended
                                        July 31
                                1998                1997


Revenues                       $17,750             $18,147

Net Earnings                    $1,417                $669

Earnings Per Share
-Basic                            $.51                $.22
-Diluted                          $.46                $.21

Average Shares Outstanding
-Basic                           2,781               3,054
-Diluted                         3,063               3,199